

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

> **Re: Ply Gem Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2010**
> **File No. 333-167193**

Dear Mr. Poe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that the registration statement covers both a primary offering by the registrant and a secondary offering by the selling stockholders. We further note that the registrant will not issue to the selling stockholders the securities they are offering for resale until immediately prior to the completion of your initial public offering, when the reorganization transactions described in the prospectus are completed, which presumably will be after the registration statement is effective. Thus, it appears that the selling stockholders may be offering securities for resale at a time when the transactions through which they will acquire those securities have not been completed. In view of the foregoing, please provide us with your analysis as to the appropriateness under the Securities Act of 1933, as amended, particularly Section 5 thereof, of the secondary offering by the selling stockholders. In doing so, you may wish to address the availability of Rule 152 to separate the primary issuance and resale of the securities as

distinct transactions as well as the extent to which the selling stockholders are bound to take the securities you will issue to them as a result of the reorganization.

2. We note that you have omitted information beyond that permitted by Rule 430A of Regulation C, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please provide sufficient time to process your filing once you include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional comments as part of our review.

3. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

4. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please note that we will need adequate time to review these materials before we will entertain a request to accelerate the effectiveness of the registration statement.

Prospectus Cover Page

5. Please delete the references to "Joint Book-Running Managers" and "Joint Lead Manager." These designations are not required by Item 501 of Regulation S-K, conflict with plain English principles and are not material to an investment decision. If you wish to continue to use these designations, please limit their use to the "Plan of Distribution" section. In addition, please revise the cover page to name only the lead or managing underwriter(s). The information on your cover page should be limited to the information required by Item 501 of Regulation S-K.

Market and industry data, page ii

6. We note from page 90 that Mr. Robinette is a member of Harvard University's Joint Center for Housing Studies. Please revise your disclosure under this heading to indicate that Mr. Robinette is affiliated with this group and that you relied in part on its study (see, e.g., pages 6 and 52) for the market data and statistical information included in your prospectus.

7. Please confirm that the sources of market and statistical information that you reference are widely available to the public. If any sources are not publicly available, please either file consents to the use and reference of these sources in your prospectus or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

8. Please supplementally provide us with copies of each source that you relied upon to support the market and statistical information in your prospectus. To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

Prospectus summary, page 1

9. Please disclose your bases for the following statements:

    -   You "have established leading positions in many of [y]our core product categories," page 2.

    -   You have "the most comprehensive line of new construction and home repair and remodeling windows in the industry," page 2.

    -   You are "the third largest purchaser in North America" of Polyvinyl Chloride Resin, page 3.

    -   You "have increase [y]our penetration of the U.S. vinyl siding end market and that in 2009 [you] accounted for approximately 33% of total unit sales," page 4.

10. Please ensure that the information you provide in your summary is balanced. For example, please address your substantial indebtedness in the summary.

Summary historical and pro forma consolidated financial data of Ply Gem Holdings, Inc., page 9

11. For each period presented, please also provide pro forma earnings per share data that retroactively reflects your capital structure as of the initial public offering, similar to other changes in capital structure noted in SAB Topic 4:C. Please also comply with this comment under the heading "Selected historical consolidated financial data" on page 40.

Dilution, page 30

12. Please disclose in your dilution table the amount of dilution that your shareholders will experience from issuance of the securities under your equity plans. See Item 506 of Regulation S-K.

Unaudited pro forma consolidated financial information, page 32

13. We note your disclosure that Ply Gem Prime has no historical operating results since it is a holding company with no independent operating assets or liabilities. We also note that Ply Gem Prime appears to have outstanding related party debt that will be assumed, interest expense, accrued expenses and taxes, SG&A expenses, income tax expense, and outstanding stock options. In light of these activities and the reorganization transaction,

please explain to us how you determined that historical financial statements for Ply Gem Prime are not required to be included in this registration statement.

14. It appears to us that the reorganization transaction will have a significant negative impact on total equity. Please present pro forma equity disclosures on pages 9 and 40 and on your most recent historical balance sheet that reflect this reduction, similar to the presentation of a dividend declared subsequent to the balance sheet date.

Selected historical consolidated financial data, page 40

15. Please tell us what consideration you have given to disclosing the dividends declared per common share during each of the last five fiscal years. See Instruction 2 of Item 301 of Regulation S-K.

Management's discussion and analysis of financial condition and results of operations, page 44

Results of operations, page 51

16. We note that you identify numerous factors that impact your results during the periods presented. Please revise your disclosures to quantify the impact of each factor you identify, to the extent practicable. For example, please ensure that each discussion of sales quantifies and addresses the impact of: changes in price, changes in volume, changes in product mix, and acquisitions.

Liquidity and capital resources, page 62

17. We note the significant amount of debt outstanding, the relatively short maturity terms, and the high interest rates. Please address the potential risks, uncertainties, and consequences regarding your ability to repay or refinance your debt as it becomes due. Also, in regard to your existing debt, please quantify the limits on your ability to incur additional debt and declare dividends and disclose the specific circumstances when the fixed coverage ratio becomes applicable.

Business, page 73

18. To the extent material, please provide the disclosure required by Item 101(c)(1)(xi) of Regulation S-K with respect to the amount spent on research and development activities during each of the last three fiscal years. In this regard, we note your disclosure on page 77 that "[t]he result of [y]our commitment to product development and innovation has been demonstrated in the $85 million of incremental annualized sales that [you] recognized from new products introduced in 2008 and 2009."

Our business strategy, page 76

Drive Operational Leverage and Further Improvements, page 77

19. Please clarify the method by which you have retained flexibility to selectively restart your production as market conditions improve.

Our business, page 79

Siding, Fencing, and Stone segment, page 79

Raw materials and suppliers, page 81

20. Please discuss the availability of your raw materials. See Item 101(c)(1)(iii) of Regulation S-K. Please also comply with this comment under the same heading on page 84. In addition, please tell us what consideration you have given to filing your primary supplier agreements as materials contracts to this registration statement. In this regard, we note your risk factor disclosure on page 15 describing your "dependency upon regular deliveries from particular suppliers…."

Intellectual property, page 81

21. Please disclose the duration and effect of each component of your intellectual property portfolio. See Item 101(c)(1)(iv) of Regulation S-K. In this regard, we note your risk factor disclosure on page 16 indicating that in addition to trademarks, you "have a significant number of issued patents and rely on copyright protection for certain of [y]our technologies." Please also comply with this comment under the same heading on page 84.

Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

Compensation program objectives and philosophy, page 97

General philosophy, page 97

22. Please clarify how you design total compensation packages to be "competitive within the building materials industry," including whether you benchmark compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

23. We note that you make compensation decisions based in part on individual performance. Please describe the elements of individual performance that you take into account when making these decisions. See 402(b)(2)(vii) of Regulation S-K.

Annual cash incentive awards, page 98

2010 target award opportunities, page 98

24. Please disclose how you will calculate adjusted EBITDA under your 2010 annual incentive program. See Instruction 6 to Item 402(b) of Regulation S-K.

Summary compensation table, page 104

25. We note from footnote (4) that Mr. Poe received a $286,667 relocation payment during 2009. Please describe how you determined the amount of this relocation payment.

Director compensation for 2009, page 120

26. In accordance with Item 402(k)(3) of Regulation S-K, please provide a narrative description of the material aspects of your director compensation program.

Principal and selling stockholders, page 121

27. Please name the natural persons who have or share voting or investment power over the shares held by Caxton-Iseman, L.P. and Caxton-Iseman II, L.P.

Certain relationships and related party transactions, page 125

28. We note from page F-88 that during the quarter ended April 3, 2010 you received equity contributions of approximately $1.2 million from certain members of management and that you repurchased equity of approximately $1.9 million from certain former members of management. Please provide the disclosure required by Item 404 of Regulation S-K with respect to these transactions.

Tax receivable agreement, page 132

29. Please identify the "Tax Receivable Entity" referenced under this heading, and clarify the business purposes of this agreement and the consideration you expect to receive in exchange for the payments you will be obligated to make under this agreement.

Senior subordinated notes, page 133

30. Please disclose under this heading the consideration CI Partnerships received in exchange for the 9% Senior Subordinated Notes it transferred to its indirect stockholders as well as the consideration received by the indirect stockholders in exchange for transfer of their holdings to Ply Gem Prime. We note your disclosure on pages 37 and 38 with respect to these transactions.

Shares available for future sale, page 140

31. Please indicate the number of your common shares that will be subject to options immediately prior to effectiveness of this registration statement. See Item 201(a)(2)(i) of Regulation S-K. In this regard, we note your disclosure on page 125 that "in connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of [y]our common stock…."

Registration Rights, page 142

32. We note the cross-reference under this heading. Please provide here that CI Partnerships may require that you register for public resale all shares of common stock at any time and that subject to the limitations discussed on page 130 the other Pre-IPO Stockholders hold piggyback registration rights permitting them to include their shares on the registration statement covering CI Partnerships' shares. Further, please quantify the number of shares that will be held by CI Partnerships and the Pre-IPO Stockholders immediately after the closing of this offering that may be registered for resale pursuant to such registration rights; please disclose any assumptions you make when quantifying the number. See Item 201(a)(2)(ii) of Regulation S-K.

Certain U.S. federal income tax consequences for non-U.S. holders, page 143

33. Please remove the word "certain" from this heading.

Underwriting, page 147

34. Please clarify whether the selling stockholders are or will be parties to the underwriting agreement.

Where you can find more information, page 154

35. We note your disclosure that "[e]ach statement is qualified by reference to the exhibit." You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity (Deficit), page F-7

36. Please provide us an analysis of your equity transactions and stock option grants during the periods presented. For each transaction/grant tell us:

- the parties, including any related parties;

- the nature of any consideration;

- the estimated fair value and an explanation of the basis for determining fair value; and

- if the fair value estimate was contemporaneous or retrospective.

- how the fair values reconcile to the fair value indicated by the anticipated IPO price.

 Please also address any equity transactions/grants that occurred after the balance sheet date or that are expected to occur prior to the IPO. Please provide similar information for equity transactions and stock option grants for Ply Gem Prime.

Note 4. Intangible Assets, page F-24

37. We note disclosures throughout your filings that appear to imply that you are stream-lining your product lines. Please explain to us how this has impacted your evaluation of the recoverability of amounts allocated to trademarks/tradenames.

Note 14. Segment Information, page F-49

38. Please confirm and clarify that your two reportable segments are also your two operating segments.

39. To the extent applicable, please provide product line disclosures as required by ASC 280-10-50-40.

40. Please disclose your total assets for each segment as of the end your 2007 fiscal year. See Item 101(b) of Regulation S-K.

Note 5. Long-Term Debt, page F-78

41. We note the gain on extinguishment of debt that you recognized during the period ended April 4, 2010. Please tell us how you valued the Ply Gem Prime equity issued in exchange of the Notes that resulted in the gain. Also, please provide us additional information regarding the related party nature of this transaction and explain to us how you determined that it was not, in essence, a capital transaction. Refer to ASC 470-50-40-2.

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

42. Please indicate the portion, if any, of the offering expenses to be borne by the selling shareholders. See Item 511 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

43. Please tell us what consideration you have given to filing the following exhibits as materials contracts:

   • Sale/leaseback agreement referenced on page 71.

   • MW Manufacturers, Inc. Supplemental Executive Retirement Plan referenced on page 107.

44. It appears that you have omitted Exhibit A from the Amendment and Restatement Agreement dated July 16, 2009, to the Credit Agreement dated June 9, 2008, incorporated by reference as Exhibit 4.2. In addition, it appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated June 9, 2009, incorporated by reference as Exhibit 4.3. Please file complete copies of these agreements, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended April 3, 2010

Item 4. Controls and Procedures, page 37

45. We note your management's conclusion that the disclosure controls and procedures were effective "to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Please confirm and disclose in future filings whether the disclosure and procedures were also effective to ensure that information required to be

disclosed in such reports is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state in future filings that your certifying officers concluded that the disclosure controls and procedures were effective on the applicable dates without defining them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq. (via facsimile to (212) 492-0025)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP